August 15, 2007
VIA EDGAR AND FACSIMILE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	LifePoint Hospitals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Schedule 14A filed April 2, 2007
File No. 0-51251
Dear Mr. Rosenberg:
     This letter constitutes the responses on behalf of LifePoint Hospitals, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) — (the “Staff”) contained in your letter to the Company dated August 2, 2007 related to the above-referenced filings. We have recited the comments in bold type and have followed each comment with the response of the Company.
     Additionally, the Company hereby acknowledges the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filings with the Commission;

2.	The Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 15, 2007

Form 10-K for the fiscal year ended December 31, 2006
General
1.	You frequently refer to the use of independent valuation firms, appraisers and actuarial firms. These references include, but are not limited to, references related to:
•	acquisition and impairment valuation analyses on pages 55, 72, F-13, F-15, F-21, F-23, F-25 and F-30;

•	actuarial calculations of self-insured professional and general liability obligations on pages 59, 73, 84, F-16 and F-24;

•	actuarial calculations for workers compensation obligations on pages 82 and F-17; and

•	stock option valuations on pages 67 and F-45.
While you are not required to make reference to these independent valuations/reports, when you do you must also disclose the name of the independent valuation firm or actuary. If you include or incorporate by reference these disclosures into a 1933 Securities Act filing, you also need to include the consent of these independent valuation firms or actuaries. Please advise.
In response to the Staff’s comment, the Company works with a number of external firms in developing estimates used in the preparation of its consolidated financial statements. In future filings, the Company will remove the references to these firms in its consolidated financial statements.
Notes to Consolidated Financial Statements
Note 1: Organization and Summary of Significant Accounting Policies
Long-Lived Assets, page F-13
2.	On page F-15, you disclose that your business comprises a single reporting unit for goodwill impairment testing purposes. However, in “Segment Reporting” on page F-18 you disclose that you have five operating divisions that you appear to consider as individual operating segments that you aggregate into a single reportable segment under SFAS 131. Please explain to us how you determined that you have one reporting unit for goodwill impairment testing purposes when paragraph 30 of SFAS 142 indicates that

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 15, 2007

the reporting unit is an operating segment, as defined in SFAS 131, or a component (one level below an operating segment).
In response to the Staff’s comment, we currently have five operating divisions. Each of these five operating divisions has similar economic characteristics consisting of acute care hospitals in non-urban communities. We realign these operating divisions frequently based upon changing circumstances, including acquisition and divestiture activity. We aggregate these five operating divisions into one operating segment, healthcare services, for segment reporting purposes and for goodwill impairment testing in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). We use this one operating segment as our reporting unit for goodwill impairment testing purposes in accordance with SFAS No. 142. We have determined that our five operating divisions comprise one segment due to their similar economic characteristics in accordance with paragraph 17 of SFAS 131 in each of the following areas:
•	the treatment of patients in a hospital setting is the only material source of revenues for each of our five operating divisions;

•	the healthcare services provided by each of our five operating divisions are generally the same;

•	the healthcare services provided by each of our five operating divisions are generally provided to similar types of patients, which is patients in a hospital setting;

•	the healthcare services are primarily provided by the direction of affiliated or employed physicians and by the nurses, lab technicians, and others employed or contracted at each of our hospitals; and

•	the healthcare regulatory environment is generally similar for each of our five operating divisions.
Additionally, as discussed in Emerging Issues Task Force (“EITF”) Topic D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“EITF D-101”), we have determined our five operating divisions comprise one reporting unit due to their similar economic characteristics in each of the following areas:
•	the way we manage our operations and extent to which our acquired facilities are integrated into our existing operations as a single reporting unit;

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 15, 2007

•	our goodwill is recoverable from the collective operations of our five operating divisions and not individually from one single operating division; our operating divisions are frequently realigned based upon changing circumstances, including acquisition and divestiture activity; and

•	due to the collective size of our five operating divisions, each division benefits from our participation in a group purchasing organization.
We will expand future disclosures to clarify that our operating divisions are not considered segments.
3.	Please explain to us the method you used to allocate goodwill to the Colorado River Medical Center you disposed in 2007 as disclosed in Notes 3 and 4 of your June 30, 2007 Form 10-Q. Please reference for us the authoritative literature you rely upon to support your accounting. Also, include an explanation of the apparent discrepancy between the $3.1 million impairment charge reflected in Note 3 and the $10.2 million reflected in Note 4.
In response to the Staff’s comment, we have reflected Colorado River Medical Center (“Colorado River”) as a discontinued operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 142 requires in paragraph 39 that “when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.” We consider each of our hospitals, including Colorado River, as a business as defined in EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF No. 98-3”). The allocation of our reporting unit goodwill to Colorado River was based upon the percentage of the estimated fair value of Colorado River as compared to the total estimated fair value of our reporting unit during the period in which Colorado River was identified as a discontinued operation in accordance with SFAS No. 144. For purposes of goodwill impairment testing in accordance with SFAS No. 142, our business comprises a single reporting unit.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 15, 2007

In Note 3 of our June 30, 2007 Form 10-Q, we indicated that there was an impairment charge of approximately $3.1 million for the goodwill allocated to Colorado River for the six months ended June 30, 2007. In Note 4 of our June 30, 2007 Form 10-Q, we indicated that there were goodwill impairment charges during the six months ended June 30, 2007 totaling approximately $10.2 million. The goodwill impairment charge indicated in Note 4 includes the impairment charge for allocated goodwill to Colorado River in the amount of approximately $3.1 million as well as an impairment charge for allocated goodwill related to Coastal Carolina Medical Center (“Coastal Carolina”). During the second quarter of 2007, we reflected Coastal Carolina as a discontinued operation in accordance with SFAS No. 144 and recorded a goodwill impairment charge of approximately $7.1 million. In total, the impairment charges for these two discontinued operations facilities approximated $10.2 million. In future filings, the Company will clarify the individual components of the goodwill impairment charges.
Schedule 14A filed April 2, 2007
Fees and Services of the Independent Registered Public Accounting Firm, page 16
4.	You disclose that you engaged Ernst & Young LLP for consulting services related to independent review organization billing and compliance services and for Medicare cost reporting software. Please explain to us the nature of the services and software you received from Ernst & Young. In addition, please explain to us how these services/software are not precluded under Rule 2-01 (c)(4) of Regulation S-X. In your response, please specifically address the requirements of part (ii)(B) of the referenced rule which prohibits auditors’ design or implementation of hardware or software systems that aggregate source data underlying the financial statements or generates information that is significant to the registrant’s financial statements or other financial information systems taken as a whole.
In response to the Staff’s comment, we considered Rule 2-01, Item 2 (“the Rule”) in evaluating the services provided by Ernst & Young LLP. The Rule states “In considering this standard, the Commission looks in the first instance to whether a relationship or the provision of a service: creates a mutual or conflicting interest between the accountant and the audit client; places the accountant in the position of auditing his or her own work; results in the accountant acting as management or an employee of the audit client; or places the accountant in a position of being

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 15, 2007

an advocate for the audit client.” As outlined below, the services and licenses provided by Ernst & Young LLP do not violate this Rule.
Neither of the aforementioned services provided by Ernst & Young LLP evokes a conflicting interest, management or advocacy concern described in the third or fourth clause of the Rule. Ernst & Young LLP has provided certain non-audit services for the Company in connection with the Company’s Corporate Integrity Agreement (“CIA”) with the Office of the Inspector General of the United States Department of Health and Human Services (“OIG-HHS”) (the Company and OIG-HHS are collectively referred to as “The Parties”). Ernst & Young LLP was engaged by the Company’s Audit and Compliance Committee and the services were pre-approved at a meeting held on December 15, 2005 to perform Independent Review Organization services as required by the Company’s CIA.
The Company’s CIA required that an independent professional services firm perform certain procedures to provide evidence to The Parties as to the reasonableness of the methodology employed by the Company to conduct the semi-annual coding analyses required by the Company’s CIA. For 2005, Ernst & Young LLP’s services focused on the Company’s billing and coding practices and were limited to the testing of a sampling of claims submitted to Medicare and subsequently selected for testing by the Company’s Internal Audit and Compliance Department. Specifically, Ernst & Young LLP conducted facility sampling and inpatient Diagnosis Related Group (“DRG”) claims analyses. This was a permissible service for the auditor to provide for an audit client and is consistent with the discussions in the Federal Register/Vol.68, No.24/Wednesday, February 5, 2003, which states the “... prohibition on “outsourcing” does not preclude engaging the accountant to perform nonrecurring evaluations of discrete items or other programs that are not in substance the outsourcing of the audit function.”
The Company also licenses proprietary Medicare and Medicaid cost reporting software from Ernst & Young LLP. The software, MicroKOSTPAK, is used by the Company to facilitate the preparation and filing of the Company’s Medicare and Medicaid cost reports with the Centers for Medicare and Medicaid Services (“CMS”). The purchase of this software is subject to the Company’s audit committee pre-approval requirements for permissible services and the purchase of the license for fiscal 2007 and 2006 were pre-approved by the Company’s Audit and Compliance Committee at meetings held on December 12, 2006 and December 15, 2005, respectively. Subsequent to these meetings in December 2006 and 2005, Ernst & Young LLP billed the Company for the approved services.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 15, 2007

MicroKOSTPAK aggregates source data produced by the Company’s general ledger system and produces schedules and reports in accordance with the Medicare Cost Report filing requirements of CMS. The functionality of MicroKOSTPAK is limited to the preparation and filing of the Company’s Medicare and Medicaid cost reports with CMS. The use of MicroKOSTPAK is consistent with the response of the Staff of the Commission in question No. 5 relating to non-audit services as outlined in Office of the Chief Accountant: Application of the Commission’s Rules on Auditor Independence Frequently Asked Questions.
The cost reports produced by MicroKOSTPAK are not subject to audit procedures by Ernst & Young LLP. The net estimated third party payor settlements account is audited by Ernst & Young LLP through a review of source data calculations prepared by the Company using electronic spreadsheets and independent correspondence received from CMS based on CMS’s review and audit of each cost report filed by the Company annually. This was a permissible service for the auditor to provide for an audit client in accordance with Rule 2-01(c)(4) part (ii), as it is reasonable to conclude that the results produced by the MicroKOSTPAK software were not subject to audit procedures during the course of the annual independent audit of the Company’s consolidated financial statements.
     If you or the Staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 372-8635.
Sincerely,

/s/ Gary D. Willis
Gary D. Willis
Chief Accounting Officer